News Release

For immediate release

Gildan Activewear Announces Third Quarter Results in Line with Guidance, Projects Strong Fourth Quarter and Reconfirms Full Year Earnings Guidance

Montréal, Thursday, August 2, 2012 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for the third quarter of its 2012 fiscal year, and reconfirmed its earnings guidance for the full fiscal year.

Third Quarter Results

Gildan today reported net earnings of U.S. $78.6 million or U.S. $0.64 per share on a diluted basis for its third fiscal quarter ended July 1, 2012, compared with net earnings of U.S. $88.1 million or U.S. $0.72 per share in the third quarter of fiscal 2011. Results for the third quarter of fiscal 2012 include restructuring and acquisition-related charges amounting to U.S. $1.6 million after-tax, primarily related to the acquisition of Anvil Holdings, Inc. (Anvil) which was completed on May 9, 2012. Before restructuring and acquisition-related costs, adjusted net earnings for the third quarter of fiscal 2012 were U.S. $80.2 million or U.S. $0.66 per share, compared to U.S. $93.7 million or U.S. $0.76 per share in the third quarter of last year. The Company had previously projected adjusted net earnings of approximately U.S. $0.65 per share for the third quarter, when it reported its second quarter results on May 3, 2012.

The decline in the Company’s net earnings compared to last year was primarily due to lower printwear net selling prices and transitional manufacturing inefficiencies related to the ramp-down of the Rio Nance I facility, which is currently being modernized and refurbished, and the ramp-up of Rio Nance V. Manufacturing costs in the third quarter also include a non-cash charge of U.S. $0.03 per share to write off obsolete manufacturing equipment at Rio Nance I, as previously announced on May 3, 2012.  These negative variances from last year were partially offset by higher printwear unit sales volumes, the benefit of selling price increases in Branded Apparel which were implemented in the fourth quarter of fiscal 2011, more favourable product-mix in both operating segments, improved sock manufacturing efficiencies and the accretive impact of the acquisition of Anvil. Cotton costs in the third quarter were essentially unchanged from the third quarter of last year.

Net sales in the third quarter amounted to U.S. $600.2 million, up 13.3% from U.S. $529.7 million in the third quarter of fiscal 2011, and in line with the Company’s previous guidance. Sales for the Printwear segment amounted to U.S. $449.3 million, up 11.3% from fiscal 2011, and sales for the Branded Apparel segment were U.S. $150.9 million, up 19.7% from the third quarter of last year.

The increase in sales in the Printwear segment compared to the third quarter of fiscal 2011 was primarily due to higher unit sales volumes, as a result of further organic market share penetration in the U.S. distributor channel, the impact of the Anvil acquisition, a 4.3% increase in overall industry demand from U.S. screenprinters and strong growth in the Company’s target international markets. The Company’s market share in the U.S. distributor market in the third quarter, including both the Gildan and Anvil brands, was 71.3%, according to the CREST report. Effective from the month of July, the Company’s data will no longer be provided for the CREST report, for confidentiality reasons. The impact on Printwear net sales revenues of higher unit sales volumes was partially offset by lower net selling prices, compared to the third quarter of fiscal 2011.

The growth in sales for the Branded Apparel segment was due to higher net selling prices and the impact of the acquisition of Anvil, together with more favourable product-mix. Excluding Anvil, sales revenues for Branded Apparel in the third quarter were up by 6.5% compared to the third quarter of fiscal 2011.

Consolidated gross margins in the third quarter were 23.9% compared to 27.9% last year. The decline in gross margins was due to the lower net selling prices in the Printwear segment, the textile manufacturing inefficiencies due to the transition from Rio Nance I to Rio Nance V and the Rio Nance I asset write-off, partially offset by higher selling prices in the Branded Apparel segment, favourable product-mix and improved sock manufacturing efficiencies.

SG&A expenses in the third quarter were U.S. $57.2 million, or 9.5% of net sales, compared with U.S. $56.6 million, or 10.7% of net sales, in the third quarter of last year. Excluding the impact of the acquisition of Anvil, SG&A expenses were approximately U.S. $3 million lower than the third quarter of last year.  The reduction in SG&A expenses was due to lower legal and professional fees, the non-recurrence of a write-down of obsolete assets in the third quarter last year and lower variable compensation expenses.

In the third quarter, the Printwear division reported operating income of U.S. $89.5 million, compared with U.S. $109.9 million in the third quarter of fiscal 2011. The decline in the results for the Printwear segment was due to the impact of lower net selling prices and textile manufacturing inefficiencies, partially offset by higher unit sales volumes, more favourable product-mix and the accretive impact of the Anvil acquisition. The Branded Apparel division reported operating income of U.S. $14.2 million, compared with U.S. $2.1 million in the third quarter of fiscal 2011, due to higher net selling prices, improved sock manufacturing efficiencies and the accretive impact of the Anvil acquisition.

In the third quarter, the Company reached an agreement to license the New Balance® brand for activewear products in the printwear distributor channel in the U.S. and Canada. Gildan currently has the exclusive U.S. sock license for New Balance. The Company also reached an agreement to further extend the term of its exclusive U.S. sock license for the Under Armour® brand.

Year-to-Date Sales and Earnings

Net sales for the first nine months of fiscal 2012 amounted to U.S. $1,386.6 million, up 11.5% from U.S. $1,244.1 million in fiscal 2011 due to the acquisitions of Gold Toe Moretz and Anvil, as well as higher selling prices for Branded Apparel, partially offset by lower selling prices for Printwear in the third quarter.

The Company reported net earnings of U.S. $59.4 million or U.S. $0.49 per share in the first nine months of fiscal 2012, compared to net earnings of U.S. $185.7 million or U.S. $1.52 per share in the first nine months of fiscal 2011. Adjusted net earnings before restructuring and acquisition-related costs amounted to U.S. $62.2 million or U.S. $0.51 per share in the first nine months of fiscal 2012, compared to adjusted net earnings of U.S. $194.9 million or U.S. $1.59 per share in the first nine months of fiscal 2011. The decline in adjusted EPS in the first nine months of fiscal 2012 compared to last year was due primarily to the significant increase in cotton costs in the first half of the fiscal year and lower Printwear selling prices in the third quarter.

Sales and Earnings Outlook

The Company is reconfirming its prior guidance for adjusted EPS for fiscal 2012 of approximately U.S. $1.30, on sales revenues of approximately U.S. $1.95 billion. Adjusted EPS in the fourth quarter is projected to be close to U.S. $0.80 per share, on sales revenues of approximately U.S. $560 million.

Assumptions for industry growth, market share and pricing in the printwear industry in the fourth quarter are in line with the third fiscal quarter. The Company is assuming overall U.S. printwear industry demand growth in the fourth quarter of 4%. Market share in the U.S. distributor channel in the fourth quarter is now projected to be approximately 71.5%, essentially the same as in the third quarter, which exceeds the Company’s previous assumption of 70% for the second half of fiscal 2012. Sales of Gildan brand from U.S. distributors to U.S. printers have continued to be strong in the month of July.

Sales for Branded Apparel in the fourth quarter are projected to be in excess of 30% higher than the fourth quarter of fiscal 2011, due to new programs and back-to-school placements and the impact of Anvil, combined with more favourable product-mix and higher selling prices. Excluding Anvil, Branded Apparel sales are projected to be up approximately 15% from the fourth quarter of last year.

Cotton costs in cost of sales in the fourth quarter will be lower than the third quarter of fiscal 2012 and significantly lower than the fourth quarter of last year, as declining cotton costs are increasingly reflected in inventories consumed in cost of goods sold. The benefit of lower cotton costs compared to the fourth quarter of last year is assumed to be partially offset by inflation in labour, electricity, transportation and other cost inputs.

The Company is assuming the continuation of current pricing in the U.S. distributor channel throughout the fourth quarter and is assuming that selling prices to retailers remain unchanged from current levels. The assumptions for net selling prices are essentially unchanged from the Company’s prior guidance.  Net selling prices for Printwear are assumed to be significantly lower than the fourth quarter of fiscal 2011, as selling prices were reduced in the first quarter of fiscal 2012. Branded Apparel selling prices are higher than last year. Selling price increases to retailers implemented in the fourth quarter of fiscal 2011 did not reflect the pass-through of high-cost cotton to retailers.

Cash Flow

The Company generated free cash flow of U.S. $142.4 million in the third quarter, which was utilized to finance the acquisition of Anvil, pay the quarterly dividend and reduce utilization of the Company’s revolving credit facility. The Company is projecting free cash flow of approximately U.S. $120 million in the fourth quarter, and to end the fiscal year with very low debt leverage and significant unutilized borrowing capacity. The Company is projecting full year capital expenditures in fiscal 2012 of approximately U.S. $90 million, compared to its prior forecast of approximately U.S. $100 million. Capital spending on Rio Nance V is expected to be essentially completed by the end of the fourth quarter.

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of U.S. $0.075 per share, payable on September 10, 2012 to shareholders of record on August 16, 2012. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of Outstanding Share Data

As of July 31, 2012, there were 121,576,377 common shares issued and outstanding along with 1,071,065 stock options and 881,656 dilutive restricted share units (“Treasury RSUs”) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Consolidated Financial Data - unaudited

(in US$ millions, except per share amounts or otherwise indicated)	Q3 2012	Q3 2011	YTD 2012	YTD 2011

Net sales	600.2	529.7	1,386.6	1,244.1
Gross profit	143.5	147.8	235.9	338.2
Selling, general and administrative expenses (SG&A)	57.2	56.6	162.0	145.4
Operating income	82.6	83.0	68.4	180.2
EBITDA(1)	116.2	112.4	142.6	247.1
Net earnings	78.6	88.1	59.4	185.7
Adjusted net earnings(1)	80.2	93.7	62.2	194.9

Diluted EPS	0.64	0.72	0.49	1.52
Adjusted diluted EPS(1)	0.66	0.76	0.51	1.59

Gross margin	23.9%	27.9%	17.0%	27.2%
SG&A as a percentage of sales	9.5%	10.7%	11.7%	11.7%
Operating margin	13.8%	15.7%	4.9%	14.5%

Cash flows from operations	158.3	41.0	48.9	51.8
Free cash flow(1)	142.4	8.5	(13.9)	(44.7)

			July 1,	October 2,
As at			2012	2011
Inventories			550.3	568.3
Trade accounts receivable			302.4	191.6
Net indebtedness(1)			257.5	127.0

(1) Please refer to "Non-GAAP Financial Measures" in this press release.

Certain minor rounding variances exist between the financial statements and this summary.

Segmented Financial Data - unaudited

(in US$ millions)	Q3 2012	Q3 2011	YTD 2012	YTD 2011

Segmented net sales:
Printwear	449.3	403.6	957.4	977.2
Branded Apparel	150.9	126.1	429.2	266.9
Total net sales	600.2	529.7	1,386.6	1,244.1

Segment operating income (loss):
Printwear	89.5	109.9	108.7	261.8
Branded Apparel	14.2	2.1	17.7	(10.5)
Total segment operating income	103.7	112.0	126.4	251.3
Corporate and other(1)	(21.1)	(29.0)	(58.0)	(71.1)
Total operating income	82.6	83.0	68.4	180.2

(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets

Certain minor rounding variances exist between the financial statements and this summary.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM ET. The conference call can be accessed by dialing (866) 321-6651 (Canada & U.S.) or (416) 642-5212 (international) and entering passcode 4125369, or by live sound webcast on Gildan's website ("Investor Relations" section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 10:30 AM ET by dialing (888) 203-1112 (Canada & U.S.) or (647) 436-0148 (international) and entering passcode 4125369, until Thursday, August 9, 2012 at midnight, or by sound web cast on Gildan's website for 30 days following the live webcast.

This release should be read in conjunction with Gildan’s 2012 Third Quarter Management’s Discussion and Analysis (“MD&A”) dated August 1, 2012 and its unaudited condensed interim consolidated financial statements for the three and nine months ended July 1, 2012 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, and which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

About Gildan

Gildan is a marketer and globally low-cost vertically-integrated manufacturer of quality branded basic family apparel. Gildan® is the leading activewear brand in the printwear market in the U.S. and Canada, and is increasing its penetration in international markets, such as Europe, Mexico and the Asia-Pacific region. We are also one of the largest suppliers of athletic, casual and dress socks sold to a broad spectrum of retailers in the U.S. The Company markets its products under a diversified portfolio of company-owned brands, including Gildan®, Anvil®, Gold Toe®, PowerSox®, SilverToe®, Auro®, All Pro® and GT®. We are also the exclusive U.S. sock licensee for the Under Armour® and New Balance® brands. The Company is now pursuing a strategy to become a major supplier of basic branded activewear and underwear for U.S. retailers. In addition to supplying retailers, Gildan also manufactures select activewear programs for leading consumer brands. With over 30,000 employees worldwide, Gildan owns and operates highly efficient, large-scale, environmentally and socially responsible manufacturing facilities in Central America and the Caribbean Basin and has taken initial steps towards the potential development of a manufacturing hub in Asia to support its planned growth in Asia and Europe. More information on the Company can be found on Gildan's website at www.gildan.com and more information on its corporate citizenship practices can be found at www.genuinegildan.com.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to industry demand and unit volume growth, sales revenue, gross margins, selling, general and administrative expenses, earnings per share, capital expenditures, market share, selling prices, cotton costs, income tax rate, and free cash flow. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the “Critical Accounting Estimates” and “Financial Risk Management” sections in our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•	disruption to manufacturing and distribution activities due to labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;
•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;

•	changes in accounting policies and estimates; and
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.  Accordingly, they should not be considered in isolation.  The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

EBITDA

EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs, as well as the equity earnings in investment in joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q3 2012	Q3 2011	YTD 2012	YTD 2011
Net earnings	78.6	88.1	59.4	185.7
Restructuring and acquisition-related costs	3.6	8.2	5.5	12.6
Depreciation and amortization	27.5	21.1	72.0	56.3
Variation of depreciation included in inventories	2.5	0.1	(3.3)	(2.0)
Financial expenses, net	3.5	0.8	8.5	4.1
Income tax expense (recovery)	0.3	(5.0)	0.3	(9.3)
Equity (earnings) loss in investment in joint venture	0.2	(0.9)	0.2	(0.3)
EBITDA	116.2	112.4	142.6	247.1

Certain minor rounding variances exist between the financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and earnings per share excluding restructuring and acquisition-related costs, net of related income tax recoveries. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and acquisition-related costs, net of related income tax recoveries,  that could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q3 2012	Q3 2011	YTD 2012	YTD 2011
Net earnings	78.6	88.1	59.4	185.7
Adjustments for:
Restructuring and acquisition-related costs	3.6	8.2	5.5	12.6
Income tax recovery on restructuring and acquisition-related costs	(2.0)	(2.6)	(2.7)	(3.4)
Adjusted net earnings	80.2	93.7	62.2	194.9
Basic EPS	0.65	0.72	0.49	1.53
Diluted EPS	0.64	0.72	0.49	1.52
Adjusted diluted EPS	0.66	0.76	0.51	1.59

Certain minor rounding variances exist between the financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q3 2012	Q3 2011	YTD 2012	YTD 2011
Cash flows from operating activities	158.3	41.0	48.9	51.8
Cash flows used in investing activities	(103.3)	(377.7)	(150.2)	(441.7)
Adjustments for:
Business acquisitions	87.4	345.2	87.4	345.2
Free cash flow	142.4	8.5	(13.9)	(44.7)

Certain minor rounding variances exist between the financial statements and this summary.

Total indebtedness and Net indebtedness

Total indebtedness is comprised of bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

	July 1,	October 2,
(in U.S.$ millions)	2012	2011
Long-term debt and total indebtedness	306.0	209.0
Cash and cash equivalents	(48.5)	(82.0)
Net indebtedness	257.5	127.0

Certain minor rounding variances exist between the financial statements and this summary.

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CONTACTS:
Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Director, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Geneviève Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com